SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Benefitfocus, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

08180D106
(CUSIP Number)

Edward F. Glassmeyer Oak Management Corporation 901 Main Avenue, Suite 600 Norwalk, CT 06880 (203) 226-8346
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 30, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 14 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 08180D106	SCHEDULE 13D/A	Page 2 of 14 Pages

1	NAME OF REPORTING PERSON Oak Investment Partners XII, Limited Partnership 20-4960838
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,606,878 Shares of Common Stock
	8	SHARED VOTING POWER Not applicable
	9	SOLE DISPOSITIVE POWER 1,606,878 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER Not applicable
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,606,878 Shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 08180D106	SCHEDULE 13D/A	Page 3 of 14 Pages

1	NAME OF REPORTING PERSON Oak Associates XII, LLC 20-4961045
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER Not applicable
	8	SHARED VOTING POWER 1,606,878 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER Not applicable
	10	SHARED DISPOSITIVE POWER 1,606,878 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,606,878 Shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON OO-LLC

CUSIP No. 08180D106	SCHEDULE 13D/A	Page 4 of 14 Pages

1	NAME OF REPORTING PERSON Oak Management Corporation 06-0990851
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER Not applicable
	8	SHARED VOTING POWER 1,606,878 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER Not applicable
	10	SHARED DISPOSITIVE POWER 1,606,878 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,606,878 Shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 08180D106	SCHEDULE 13D/A	Page 5 of 14 Pages

1	NAME OF REPORTING PERSON Bandel L. Carano
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 1,606,878 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 1,606,878 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,606,878 Shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 08180D106	SCHEDULE 13D/A	Page 6 of 14 Pages

1	NAME OF REPORTING PERSON Edward F. Glassmeyer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 1,606,878 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 1,606,878 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,606,878 Shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 08180D106	SCHEDULE 13D/A	Page 7 of 14 Pages

1	NAME OF REPORTING PERSON Fredric W. Harman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 1,606,878 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 1,606,878 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,606,878 Shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 08180D106	SCHEDULE 13D/A	Page 8 of 14 Pages

1	NAME OF REPORTING PERSON Ann H. Lamont
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 1,606,878 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 1,606,878 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,606,878 Shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 08180D106	SCHEDULE 13D/A	Page 9 of 14 Pages

This Amendment 1 to Schedule 13D ("Amendment No. 1") amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission ("SEC") on March 6, 2015 ("Original Schedule 13D", together with this Amendment No. 1, the "Schedule 13D"), relating to the common stock of Benefitfocus, Inc., a Delaware corporation ("Issuer"). Capitalized terms used here without definition shall have the meaning set forth in the Original Schedule 13D.

This Amendment No. 1 is being filed to reflect a distribution in-kind of Common Stock by Oak Investment Partners XII, as previously reported on the Form 4 filed with the SEC on November 30, 2015 and the removal of each of Iftikar A. Ahmed, Grace A. Ames, and Warren B. Riley as Reporting Persons.

Item 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and supplemented by removing the following from the list of filing Persons: Iftikar A. Ahmed Grace A. Ames Warren B. Riley

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

On November 30, 2015, Oak Investment Partners XII distributed in-kind to its limited partners 834,131 shares of Common Stock of the Company.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons is based upon 29,139,773 shares of Common Stock outstanding as of October 30, 2015, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended September 30, 2015 (as filed with the Securities and Exchange Commission on November 30, 2015) (the “Benefitfocus 10-Q”).

Oak Associates XII is the general partner of Oak Investment Partners XII.  Oak Management is the manager of Oak Investment Partners XII.  Bandel L. Carano, Edward F. Glassmeyer, Fredric W. Harman, and Ann H. Lamont are the managing members of the general partner of Oak Investment Partners XII, and, as such, may be deemed to possess shared beneficial ownership of any shares of common stock held by such entities.

Amounts shown as beneficially owned by each of Oak Investment Partners XII, Oak Associates XII, Oak Management, Bandel L. Carano, Edward F. Glassmeyer, Fredric W. Harman, and Ann H. Lamont include 1,606,878 shares of Common Stock owned directly by Oak Investment Partners XII.

CUSIP No. 08180D106	SCHEDULE 13D/A	Page 10 of 14 Pages

Please see Items 7, 8, 9, 10, 11 and 13 of the respective cover sheet for each Reporting Person.
As described below, the Reporting Persons may be deemed to be members of a “group” with Mercer LLC (“Mercer”), the Goldman Group (as defined below), Mason R. Holland, Jr. (“Holland”), and Shawn Jenkins (“Jenkins”). on the Company’s Proxy Statement on Schedule 14A filed on April 30, 2015, as of April 17, 2015, Mercer, Holland and Jenkins each of them beneficially owns 3,398,339, 2,876,619 and 2,946,647 shares of Common Stock, respectively, and based on the Schedule 13D filing previously filed by the Goldman Group, beneficially owns 6,242,946 shares of Common Stock.* Accordingly, each of Mercer, the Goldman Group, Holland, Jenkins and the Reporting Persons may be deemed to beneficially own an aggregate of 17,071,429 shares of Common Stock, representing beneficial ownership of approximately 58.6% of the Common Stock. In addition, each of the Reporting Persons, the Goldman Group, Holland and Jenkins may be deemed to beneficially own an aggregate of 13,673,090 shares of Common Stock, representing beneficial ownership of approximately 46.9% of the Common Stock. The “Goldman Group” refers to, collectively, The Goldman Sachs Group, Inc.; Goldman, Sachs & Co.; GS Capital Partners VI Parallel, L.P. (“GS Parallel”); GS Advisors VI, L.L.C.; GS Capital Partners VI Offshore Fund, L.P. (“GS Offshore”); GSCP VI Offshore Advisors, L.L.C.; GS Capital Partners VI Fund, L.P. (“GS Capital”); GSCP VI Advisors, L.L.C.; GS Capital Partners VI GMBH & Co. KG (“GS Germany”); and Goldman, Sachs Management GP GMBH. GS Parallel, GS Germany, GS Capital, and GS Offshore are collectively referred to herein as “Goldman”.

The ownership of Common Stock reported herein for the Reporting Persons does not include any Common Stock beneficially owned by the other parties to the Voting Agreement or to the ROFO Agreement (in each case, which is defined and described in Item 6 below). As a result of the Voting Agreement (which is described in Item 6 below), the Reporting Persons may be deemed to be members of a “group” with the Goldman Group, Holland and Jenkins for purposes of Section 13(d) under the Act. As a result of the ROFO Agreement, the Reporting Persons may be deemed to be members of a “group” with the Goldman Group, Holland, Jenkins and Mercer for purposes of Section 13(d) or Section 13(g) under the Act. Each of the Reporting Persons disclaims the existence of a “group” with any of the Goldman Group, Holland, Jenkins or Mercer and disclaims beneficial ownership of any of the Common Stock beneficially owned by such persons.

(c) Except as otherwise described herein, no transactions involving the class of securities reported on hereon, were effectuated during the past sixty (60) days.

(d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) Mr. Ahmed ceased to be the beneficial owner of more than five percent of the Common Stock as of May 18, 2015.

Item 7.	EXHIBITS
Item 7 of the Schedule 13D is hereby amended and supplemented to add the following exhibits:

CUSIP No. 08180D106	SCHEDULE 13D/A	Page 11 of 14 Pages

Exhibit A	Joint Filing Agreement.

____________

*Includes 847,458 shares issuable upon the exercise of options exercisable on or before 60 days after April 17, 2015 and 5,785 shares held upon the vesting of restricted stock units on or before 60 days after April 17, 2015.

CUSIP No. 08180D106	SCHEDULE 13D/A	Page 12 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 11, 2016

Entities:

Oak Investment Partners XII, Limited Partnership
Oak Associates XII, LLC
Oak Management Corporation

By: /s/ Edward F. Glassmeyer
Edward F. Glassmeyer, as
General Partner or
Managing Member or as
Attorney-in-fact for the
above-listed entities

Individuals:

Bandel L. Carano
Edward F. Glassmeyer
Fredric W. Harman
Ann H. Lamont

By: /s/ Edward F. Glassmeyer
Edward F. Glassmeyer,
individually and as
attorney-in-fact for the
above-listed individuals

CUSIP No. 08180D106	SCHEDULE 13D/A	Page 13 of 14 Pages

INDEX TO EXHIBITS

Page
EXHIBIT A	Joint Filing Agreement.	Filed herewith

CUSIP No. 08180D106	SCHEDULE 13D/A	Page 14 of 14 Pages

EXHIBIT A

JOINT FILING AGREEMENT

Each of the undersigned hereby agree to file jointly the statement on Schedule 13D to which this Agreement is attached and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Securities Exchange Act of 1934.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning any other party unless such party knows or has reason to believe such information is inaccurate.

It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on Schedule 13D, and any amendments thereto, filed on behalf of each of the parties hereto with respect to the Issuer.

Dated: March 11, 2016

Entities:

Oak Investment Partners XII, Limited Partnership
Oak Associates XII, LLC
Oak Management Corporation

By: /s/ Edward F. Glassmeyer
Edward F. Glassmeyer, as
General Partner or Managing Member
or as Attorney-in-fact for the
above-listed entities

Individuals:

Bandel L. Carano
Edward F. Glassmeyer
Fredric W. Harman
Ann H. Lamont

By: /s/ Edward F. Glassmeyer
Edward F. Glassmeyer,
individually and as
attorney-in-fact for the
above-listed individuals